Exhibit 21

Subsidiaries of Akrion, Inc.

Subsidiary	Jurisdiction of Organization
Goldfinger Technologies, LLC	Delaware
Akrion(S) Pte Ltd.	Singapore
Akrion Korea Ltd.	Korea
Taiwan Akrion Co., Ltd.	Taiwan